SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   July 31, 2003

Crompton

CROMPTON CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**0-30270**	**52-2183153**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

199 Benson Road, Middlebury, Connecticut	**06749**
(Address of principal executive offices)	(Zip Code)

(203)573-2000
(Registrant's telephone number,
including area code)

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

On July 31, 2003, Crompton Corporation announced that it completed the sale of its Organosilicones Business to General Electric Company and acquired the GE Specialty Chemicals business in a transaction valued at as much as $1.05 billion. This Form 8-K/A amends the Registrant's Report on Form 8-K filed on July 31, 2003 to provide pro forma financial information as required by Article 11 of Regulation S-X in connection with the transaction described in the original Form 8-K. Pro forma financial information pertaining to this transaction is set forth in Item 7 below.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined financial information gives effect to the sale of the OrganoSilicones Business (OSI) and the acquisition of the Specialty Chemicals Business (GESC) from General Electric Company (GE), together referred to as "the transaction". The information is based upon the historical financial statements of Crompton Corporation (Crompton) and GESC. The information should be read in conjunction with Crompton's historical financial statements, the related notes, and other information contained elsewhere or incorporated by reference in this Form 8-K/A. Certain items derived from Crompton's and GESC's historical financial statements have been reclassified to conform to the combined presentation.

The unaudited pro forma combined financial information is not necessarily indicative of what the actual combined financial position or results of operations would have been had the foregoing transaction been consummated on the dates set forth therein, nor does it give effect to (i) any transaction other than the sale of OSI and acquisition of GESC, (ii) Crompton's or GESC's results of operations since June 30, 2003, (iii) any synergies, cost savings, and one-time charges or credits expected to result from the sale of OSI and the acquisition of GESC or (iv) the results of final valuations of GESC assets acquired and liabilities assumed. We are currently in the process of integrating the GESC operations, which may involve various costs including severance and other charges, which may be material. We may also revise the allocation of the purchase price of the GESC business when additional information becomes available. Accordingly, the pro forma combined financial information does not purport to be indicative of the financial position or results of operations as of the date hereof, as of the effective date of the transaction, or for any other future date or period.

(c) Exhibits.

Number	Description
2.1	Purchase and Exchange Agreement by and between Crompton Corporation and General Electric Company, dated as of April 24, 2003 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K dated April 25, 2003).

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2003
(In thousands of dollars)

	CROMPTON	OSI NET ASSETS SOLD	PROCEEDS AND GESC NET ASSETS ACQUIRED	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
ASSETS					
CURRENT ASSETS					
Cash	$ 18,366	$ –	$ 643,115 (1)	$ (643,115)(1)	$ 18,366
Accounts receivable	192,293		16,705 (2)	31,585 (1)	240,583
Inventories	382,569		25,425 (2)	–	407,994
Other current assets	91,755		25,741 (3)	–	117,496
Assets held for sale	383,097	(383,097)	–	–	–
Total current assets	1,068,080	(383,097)	710,986	(611,530)	784,439
NON-CURRENT ASSETS					
Property, plant and equipment	705,158	–	71,066 (2)	(3,301)(4)	772,923
Cost in excess of acquired net assets	586,115	–	60,674 (2)	(213,980)(4)	432,809
Other assets	500,701	–	73,884 (3)	(895)(4)	
			636 (2)	(151,547)(5)	
				(8,306)(6)	414,473
	$2,860,054	$ (383,097)	$ 917,246	$ (989,559)	$ 2,404,644
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES					
Notes payable	$ 9,684	$ –	$ –	$ –	$ 9,684
Accounts payable	253,708	–	9,304 (2)	28,057 (7)	291,069
Accrued expenses	234,939	–	5,202 (2)	31,366 (8)	271,507
Income taxes payable	83,446	–	–	10,000 (5)	93,446
Other current liabilities	15,156	–	–	–	15,156
Liabilities held for sale	28,181	(28,181)	–	–	–
Total current liabilities	625,114	(28,181)	14,506	69,423	680,862
NON-CURRENT LIABILITIES					
Long-term debt	1,286,709	–	–	(512,726)(1)	773,983
Post-retirement health care liability	192,004	–	–	–	192,004
Other liabilities	501,397	–	–	(75,000)(1)	
				(411)(4)	425,986
STOCKHOLDERS' EQUITY					
Common stock	1,192	–	–	–	1,192
Additional paid-in capital	1,045,094	–	–	–	1,045,094
Accumulated deficit	(601,252)	(354,916) (9)	902,740 (9)	(444,888)(9)	
				(14,520)(10)	(512,836)
Accumulated other comprehensive loss	(111,820)	–	–	(11,437)(11)	(123,257)
Treasury stock at cost	(78,384)	–	–	–	(78,384)
Total stockholders' equity	254,830	(354,916)	902,740	(470,845)	331,809
	$2,860,054	$ (383,097)	$ 917,246	$ (989,559)	$ 2,404,644

3

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(In thousands of dollars, except per share data)

	CROMPTON CONTINUING OPERATIONS	GESC	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
Net sales	$ 1,064,873	$ 78,683	$ 1,884	(12)	$ 1,145,440
Cost of products sold	779,595	60,119 (14)	(794) (376)	(12) (13)	838,544
Selling, general and administrative	172,100	8,599	1,063 (2,560)	(12) (13)	179,202
Depreciation and amortization	54,498	5,009	–		59,507
Research and development	24,786	694	–		25,480
Equity (income) loss	(7,842)	–	–		(7,842)
Facility closures, severance and related costs	3,505	–	–		3,505
Antitrust legal costs	20,875	–	–		20,875
Operating profit	17,356	4,262	4,551		26,169
Interest expense	52,274	–	(13,230)	(15)	39,044
Other expenses, net	4,040	(810)	1,615 (626) (1,664) (527)	(12) (13) (16) (17)	2,028
Earnings (loss) from continuing operations before income taxes	(38,958)	5,072	18,983		(14,903)
Income taxes (benefit)	(12,838)	1,866	7,403	(18)	(3,569)
Earnings (loss) from continuing operations	$ (26,120)	$ 3,206	$ 11,580		$ (11,334)
Basic and Diluted earnings (loss) per common share: Earnings (loss) from continuing operations	$ (0.23)				$ (.10)
Basic and Diluted weighted average shares outstanding	113,389				113,389

4

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(In thousands of dollars, except per share data)

	CROMPTON	OSI	CROMPTON CONTINUING OPERATIONS	GESC	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
Net sales	$2,546,872	(456,601)	$ 2,090,271	$ 165,968	$ 2,980	(12)	$ 2,259,219
Costs of products sold	1,754,123	(284,244)	1,469,879	120,030 (14)	(1,237)	(12)	
					(751)	(13)	1,587,921
Selling, general and administrative	396,266	(40,877)	355,389	17,154	1,777	(12)	
					(5,121)	(13)	369,199
Depreciation and amortization	146,550	(35,124)	111,426	10,158	–		121,584
Research and development	81,872	(27,587)	54,285	692	–		54,977
Equity (income) loss	(7,917)	–	(7,917)	–	–		(7,917)
Facility closures, severance and related costs	23,317	(5,348)	17,969	–	–		17,969
Antitrust legal costs	6,306	–	6,306	–	–		6,306
Operating profit	146,355	(63,421)	82,934	17,934	8,312		109,180
Interest expense	101,704	–	101,704	–	(31,533)	(15)	70,171
Other expense, net	35,366	212	35,578	(565)	2,440	(12)	
					(1,253)	(13)	
					(2,974)	(16)	
					(1,472)	(17)	31,754
Earnings (loss) before income taxes	9,285	(63,633)	(54,348)	18,499	43,104		7,255
Income taxes (benefit)	(6,189)	(12,714)	(18,903)	6,923	16,811	(18)	4,831
Earnings (loss) from operations	$ 15,474	(50,919)	$ (35,445)	$ 11,576	$ 26,293		$ 2,424

Basic earnings (loss) per common share:

Earnings (loss) from continuing operations			$ (.31)				$ 0.02

Diluted earnings (loss) per common share:

Earnings (loss) from continuing operations			$ (.31)				$ 0.02

Basic weighted average shares outstanding			113,568				113,568
Diluted weighted average shares outstanding			113,568				115,656

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(1) Reflects the cash proceeds on the transaction which were used to repay $250 million of Crompton's 8.5% long-term notes and $262.7 million of other long-term debt outstanding, pay premiums of $23.8 million relating to the early extinguishment of the 8.5% notes, fund the outstanding accounts receivable securitization related to OSI of $31.6 million and contribute $75 million to certain Crompton pension plans.

(2) Reflects GESC assets acquired and liabilities assumed.

(3) Reflects the present value of the minimum contingent quarterly payments of $105 million to be received from GE over the three-year period following the close of the transaction. An additional $145 million can be earned based on the combined performance of GE's existing silicones business and the OSI business acquired by GE, but this amount has not been reflected in the pro forma combined financial statements.

(4) Reflects an adjustment to write-off the goodwill associated with OSI and certain other OSI related assets and liabilities which were not sold in the transaction.

(5) Reflects the estimated current and deferred income tax effect on the gain on the transaction, on the premium relating to the early extinguishment of debt and on the $75 million contribution to certain Crompton pension plans. Such amounts are based on the applicable statutory tax rates.

(6) Reflects the write-off of deferred transaction costs.

(7) Reflects the excess of retained accounts receivable over retained accounts payable attributable to OSI that is payable to GE.

(8) Reflects an adjustment to accrue for expenses associated with the transaction, including investment banking, legal, audit, consulting fees and other costs.

(9) Reflects the pro forma gain of $102.9 million recorded on the transaction, net of tax, based on assets and liabilities held for sale as of 6/30/03.

(10) Reflects the impact of the premium paid on the early extinguishment of debt of $23.8 million, net of taxes of $9.3 million recorded at the applicable statutory tax rate.

(11) Reflects the write-off of the cumulative translation adjustment associated with certain foreign locations exclusively or predominantly engaged in the OSI business.

(12) Reflects certain reclassifications made to conform to Crompton's presentation.

(13) Reflects adjustments to pension expense due to the assumed contribution of $75 million of the proceeds from the transaction to certain Crompton pension plans.

(14) The pro forma combined statements of operations do not reflect adjustments to cost of products sold for purchases of certain products purchased by GESC from an affiliate at less than market price. In accordance with the transaction contract, Crompton will purchase such products at substantially market price, which will result in an annual increase to cost of products sold of approximately $5 million.

(15) The reduction in interest expense for the pro forma periods ending June 30, 2003 and December 31, 2002 are based on the assumed use of proceeds as of January 1, 2003 and January 1, 2002, respectively. These assumptions vary from the actual use of proceeds subsequent to the transaction and from the assumed use of proceeds reflected on the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2003 as noted in Note (1) above. The outstanding debt balances assumed to be reduced with the proceeds from the transaction and the assumed residual cash balances are shown in the table below. The table also shows the related interest expense savings associated with the debt reductions based on the applicable interest rates.

	Assumed Use of Proceeds at 6/30/03	Assumed Use of Proceeds at 1/1/03	6/30/03 Interest Expense Reduction Assuming 1/1/03 Use of Proceeds	Assumed Use of Proceeds at 1/1/02	12/31/02 Interest Expense Reduction Assuming 1/1/02 Use of Proceeds
8.5% notes	$ 250,000	$ 250,000	$ 10,625	$ 250,000	$ 21,250
Premium of 8.5% notes	23,804	23,804	-	23,804	-
Domestic credit facility	201,411	25,000	445	155,000	5,937
Other long-term debt	61,315	57,051	2,160	72,828	4,346
Pension Contribution	75,000	75,000	-	75,000	-
A/R securitization funding	31,585	40,333	-	34,424	-
Cash	-	171,927	-	32,059	-
	$ 643,115	$ 643,115	$ 13,230	$ 643,115	$ 31,533

No pro forma interest income has been reflected on the residual cash. If the residual cash had been reflected as a reduction in revolver borrowings over the six month period ended June 30, 2003 and the year ended December 31, 2002, a further reduction of interest expense of $3.1 million and $1.2 million, respectively, would have resulted.

(16) Reflects the accretion of the receivable due from GE noted in Note (3) to its face value.

(17) Reflects a reduction of fees attributable to the outstanding accounts receivable securitization program related to OSI that was assumed to be repaid with the proceeds from the transaction as noted in Note (1).

(18) Reflects the income tax effect of the pro forma adjustments based on the applicable statutory tax rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Crompton Corporation
(Registrant)

By: **/s/ Barry J. Shainman**
Name: Barry J. Shainman
Title: Secretary

Date: October 14, 2003

Exhibit Index

Exhibit Number	Exhibit Description
2.1	Purchase and Exchange Agreement by and between Crompton Corporation and General Electric Company, dated as of April 24, 2003 (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K dated April 25, 2003).